May 25, 2007

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549
Attn: H. Christopher Owings, Assistant Director

Re:	Marmion Industries Corp.
Registration Statement on Form SB-2
Filed April 11, 2007
File No. 333-142046

Annual Report on Form 10-KSB for Period Ended
December 31, 2006
Filed April 2, 2007
File No. 0-31507

Dear Mr. Owings:

On behalf of our client, Marmion Industries Corp., we are furnishing for filing via EDGAR Marmion’s Pre Effective Amendment No. 1 (the “Amendment”) to Registration Statement on Form SB-2 (File No. 333-142046) which Amendment includes information requested by your office pursuant to that letter dated May 9, 2007 (the “Letter”) and also includes financial information for the period ended March 31, 2007. Set forth below are our responses to the comments delivered by your office pursuant to the Letter, keyed to the comment numbers contained in the Letter:

General

1. In response to this comment, the disclosure below has been included under “Prospectus Summary Information” on page 3

“Common stock underlying convertible debenture to be registered:	15,900,000 with a total dollar value of $190,800 at the time the debenture was issued”

Securities and Exchange Commission
Attn: H. Christopher Owings
May 25, 2007

2. In response to this comment, the disclosure below has been included under “Description of Securities —Convertible Notes—March 2007 Private Placement” on page 36.

“The following table sets forth the dollar amount of each payment that has been made or that we may be required to make in connection with the above described transaction to the selling stockholder, any affiliate of the selling stockholder or any person with whom the selling stockholder has a contractual relationship regarding the transaction. The debenture has a 5 year term but amortizes over a period of 24 months. Payments begin during the month of issuance and each payment is due on the last day of the month. We did not make any payments that were for liquidated damages, paid to finders or placement agents.

Date of Payment (1)	Amount of Payment (2)
April 2, 2007	$11,018.35	(3)
April 30, 2007	$28,123.36	(3)
May 2007-August 2007 (1)	$29,730.53	(3), (4)
September 2007-February 2009 (3)	$224,375.41	(3), (4), (6)-(23)

(1)	All payments to be made on the last day of each month.
(2)
On any date where this prospectus is effective, this amount can be satisfied by conversion at a rate equal to the lesser of $0.075 and 75% of the lowest bid price for our common stock during the 20 trading day period prior to conversion but in no event shall the conversion price be less than $0.001 per share.

(3)	Interest only at rate of 12%, compounded daily.
(4)	Assumes a 30 day month and all payments timely received on the last day of each month.
(5)	Each payment consists of (i) an interest component at 12% compounded daily and (ii) a principal redemption component which is 125% of the principal for each payment
(6)	September 2007 payment: $29,730.53 interest; $194,644.88 redemption ($38,928.98 profit).
(7)	October 2007 payment: $28,187.36 interest; $196,188.05 redemption ($39,237.61 profit).
(8)	November 2007 payment: $26,631.95 interest; $197,743.46 redemption ($39,548.69 profit).
(9)	December 2007 payment: $25,064.21 interest; $199,311.20 redemption ($39,862.24 profit)
(10)	January 2008 payment: $23,484.05 interest; $200,891.36 redemption ($40,178.27 profit).
(11)	February 2008 payment: $21,891.35 interest; $202,484.06 redemption ($40,496.81 profit).
(12)	March 2008 payment: $20,286.03 interest; $204,089.38 redemption ($40,817.88 profit).
(13)	April 2008 payment: $18,667.98 interest; $205,707.43 redemption ($41,141.49 profit).
(14)	May 2008 payment: $17,037.10 interest; $207,338.31 redemption ($41,467.66 profit).
(15)	June 2008 payment: $15,393.29 interest; $208,982.11 redemption ($41,796.42 profit).
(16)	July 2009 payment: $13,736.45 interest; $210,638.95 redemption ($42,127.79 profit).
(17)	August 2009 payment: $12,066.48 interest; $212,308.93 redemption ($42,461.79 profit).
(18)	September 2009 payment: $10,383.26 interest; $213,992.14 redemption ($42,798.43 profit).
(19)	October 2008 payment: $8,686.70 interest; $215,688.70 redemption ($43,137.74 profit).
(20)	November 2008 payment: $6,976.69 interest; $217,398.71 redemption (.$43,479.74 profit)
(21)	December 2008 payment: $5,253.13 interest; $219,122.28 redemption ($43,824.46 profit).
(22)	January 2009 payment: $3,515.89 interest; $220,859.51 redemption ($44,171.90 profit).
(23)	February 2009 payment: $1,764.90 interest; $222,610.52 redemption ($44,522.10 profit).

Of the $3 million gross proceeds received in the March 2007 private placement, we paid $115,000 to the selling stockholder as a closing fee. In addition, we incurred $25,000 in legal expenses in connection with the offering. As such, our net proceeds from the March 2007 private placement were $2,860,000 at closing. The total possible cash payments to the selling stockholder during the first 12 months after issuance of the convertible debenture is approximately $1.5 million.”

Securities and Exchange Commission
Attn: H. Christopher Owings
May 25, 2007

3. In response to this comment, the disclosure below has been included under “Selling Security Holders” on page 32.

“The following table sets forth the total profit or loss the selling stockholder could have realized as a result of the discount for the securities underlying the convertible promissory debenture issued in the March 2007 Private Placement assuming the selling stockholder converted the convertible note in full and sold the common stock on the date such debenture was issued. The purpose of this table is to illustrate potential profit or losses. At the time the convertible debenture was issued, the underlying shares of common stock were not registered. Therefore the selling stockholder could not actually have sold the shares at the time the convertible debenture was issued:

Date of Issuance	Market price per share of common stock on date of issuance	Conversion price per share on date of debenture issuance		Amount of shares of common stock underlying debenture	Combined market price of the total number of shares underlying the debenture		Total possible shares selling stockholder may receive and the combined conversion price of the total number of shares underlying the debenture		Total discount to the market price as of the date of the issuance of the debenture
3/22/2007	$0.012	.0075	(1)	400,000,000	$4,800,000	(2)	$3,000,000	(3)	$1,800,000	(4)

(1)
The note have a variable conversion price equal to the lesser of .075 and 75% of the lowest bid price for our common stock during the 20 trading period immediately preceding conversion. The lowest closing bid price during the 20 trading days preceding March 22, 2007 was $0.01 (February 22).

(2)	Calculated using the market price per share of common stock on the date of issuance multiplied by the amount of shares of common stock underlying the debenture.

(3)	Calculated by using the conversion price on the date of issuance multiplied by the total possible number of shares the selling stockholder could have received.

(4)	Calculated by subtracting the total conversion price on the date of issuance of the debenture from the combined market price of the total number of shares underlying the debenture on that date.”

Securities and Exchange Commission
Attn: H. Christopher Owings
May 25, 2007

4. In response to this comment, the disclosure below has been included under “Selling Security Holders” on page 33.

The following table sets forth the total profit or loss the selling stockholder could have realized as a result of the discount for the securities underlying the warrants issued in the March 2007 Private Placement assuming the selling stockholder exercised the warrants in full and sold the common stock on the date such warrant was issued. The purpose of this table is to illustrate potential profit or losses. At the time the warrants were issued, the underlying shares of common stock were not registered. Therefore the selling stockholder could not actually have sold the shares at the time the warrants were issued:

Date of Issuance	Market price per share of common stock on date of issuance	Exercise price per share on date of note issuance	Amount of shares of common stock underlying warrant	Combined market price of the total number of shares underlying the warrant		Total possible shares selling stockholder may receive and the combined exercise price of the total number of shares underlying the warrant		Total discount to the market price as of the date of the issuance of the warrant
3/22/2007	$0.012	.015	100,000,000	$1,200,000	(1)	$1,500,000	(2)	No discount ($300,000)	(3)

(1)	Calculated using the market price per share of common stock on the date of the issuance multiplied by the amount of shares of common stock underlying the warrant.

(2)	Calculated by using the exercise price on the date of issuance multiplied by the total possible number of shares the selling stockholder could have received.

(3)	Calculated by subtracting the total exercise price on the date of issuance of the warrant from the combined market price of the total number of shares underlying the warrant on that date.

Securities and Exchange Commission
Attn: H. Christopher Owings
May 25, 2007

5. In response to this comment, the disclosure below has been included under “Description of Securities—Convertible Notes —March 2007 Private Placement” on page 37.

“The table below shows the amount of proceeds received by us as compared to amounts which can be realized by the selling stockholder.

Gross Proceeds from March 2007 Offering	All Payments that have been made or may be required to be made by Issuer (1)		Net Proceeds to Issuer	Combined Total Possible Profit to be Realized by Selling Stockholder as a Result of Conversion Discounts
$3,000,000	$1,357,140	(2)	$1,642,860	$1,800,000	(3)

(1)	Does not include any amounts attributable to repayment of principal

(2)
Includes: (i) $467,140.53 in interest; (ii) $750,000 in profit on the redemption portion of any payments made; (iii) $115,000 in closing costs payable to the selling stockholder and (iv) $25,000 in legal costs.

(3)
Represents the profit on conversion of the $3,000,000 convertible note issued in the March 2007 private placement. The only other Marmion security held by the selling stockholder is a warrant issued in our March 2007 private placement which was issued with a premium to market price.

The total amount of all payments due under the note combined with the total possible profit as a result of the conversion discount represents approximately 182% of the net proceeds actually received by us, or 3.0% per month over the term of the note.”

6. Marmion has had no prior dealings with the selling stockholder or any of its affiliates or other persons with whom the selling stockholder has a contractual relationship. Accordingly, no additional disclosure has been included in response to this comment.

7.  In response to this comment, the disclosure below has been included under “Selling Security Holders” on page 31.

“The table below shows the relationship between shares if our common stock held by persons other than the selling stockholder versus the shares registered by the selling stockholder on this and other registration statements, including shares sold under this and other registration statements:

Shares held by persons other than the selling stockholder prior to the March 2007 private placement	Number of shares registered for resale by the selling stockholder or its affiliates in prior registration statements (1)	Shares registered for resale by the selling stockholder or its affiliates that continue to be held by the selling stockholder or its affiliates (1)	Shares that have been sold in registered or affiliates of the selling stockholder (1)	Shares registered for resale on behalf of the selling stockholder in this prospectus (1)
57,709,990	0	15,900,000	0	15,,900,000

(1) The March 2007 Private Placement is the first transaction between us and the selling stockholder. The 15,900,000 shares being registered for resale pursuant to this prospectus represent the only shares we have registered for, or on behalf of, the selling stockholder.”

Securities and Exchange Commission
Attn: H. Christopher Owings
May 25, 2007

8. In response to this comment, the disclosure below has been included under “Selling Security Holders” on page 30

“We intend to repay the convertible note through a combination of cash payments and through issuance of common stock upon conversion and we do not expect to, and based on current facts and assumptions reasonably believe that we will not, default on our obligations thereunder. The selling stockholder does not have an existing short postion in our securities. In addition, the selling stockholder has agreed, during the period in which the convertible debenture is outstanding, not to short our securities. “

9. On behalf of our client, we hereby confirm the only relationship between Marmion and the selling stockholder relates to the recent March 2007 Private Placement—which relationship is described in the prospectus.

10. In response to this comment, the disclosure below has been included under “Prospectus Summary Information” on page 3.

“We are initially registering a sufficient number of shares to cover conversions for the expected four “interest only” payments remaining under the convertible debenture issued by us to the selling stockholder in March 2007 which runs through August 2007 (based upon a $.0075 conversion price on the initial issuance date and interest only payments of $29,730.53). We may register additional shares in the future.”

Part II

Undertakings, page II-2

11. We have included the applicable undertakings required by Item 512(g)(2) of Regulation S-B as requested.

12. We have removed the duplicative undertaking contained in Item 512(e) in this Section as requested.

Form 10-KSB filed for the Fiscal Year Ended December 31, 2006

Disclosure Controls and Procedures

13. The Staff’s comment is noted for future filings.

14. The Staff’s comment is noted for future filings. On behalf of our client, we confirm that, in future filings, their 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B.

Please advise us as soon as possible if the Staff has any further comments. You can contact me directly at (949) 679-9560. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Gregory R. Carney
Gregory R. Carney